UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-40649

REE AUTOMOTIVE LTD.

(Translation of registrant’s name into English)

Kibbutz Glil-Yam

4690500, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

CONTENTS

On August 13, 2026, Rajesh Goel notified REE Automotive Ltd. (the “Company”) of his resignation from the Company’s Board of Directors and any committees thereof, effective immediately. Mr. Goel’s resignation was not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practice.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s registration statements on Form S-8 (File Nos. 333-261130, 333-272145, 333-278319, 333-282346, 333-287381, 333-293676) and its registration statement on Form F-3 (File No. 333-276757), and shall be a part thereof, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REE AUTOMOTIVE LTD.

Date: August 17, 2026	By:	/s/ Avital Futterman
	Name:	Avital Futterman
	Title:	General Counsel

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